Exhibit 23.4



                     CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Activision, Inc.

We consent to the incorporation by reference in the registration statement on From S-3 of Activision, Inc. of our report, based on our audit and the report of other auditors, dated May 8, 1997, except as to note 2 which is as of November 26, 1997 and note 15 which is as of December 22, 1997, with respect to the supplemental consolidated balance sheet of Activision, Inc. and subsidiaries as of March 31, 1997, and the related supplemental consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended, which report appears in the Form 8-K of Activision, Inc. dated January 6, 1998 and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG Peat Marwick LLP

Los Angeles, California
February 11, 1998